CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

SILVERCREST METALS INC.
TABLE OF CONTENTS

2

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) AS AT

	June 30, 2023	December 31, 2022

ASSETS
Current assets
Cash and cash equivalents	$53,413	$50,761
Bullion (note 3)	5,634	-
Accounts receivable	138	179
Value-added taxes receivable	13,567	15,985
Inventories (note 4)	46,612	40,203
Prepaid expenses and other	3,353	4,690
Total current assets	122,717	111,818

Non-current assets
Value-added taxes receivable	16,418	15,433
Mineral property, plant, and equipment (note 5)	236,352	228,098
Total non-current assets	252,770	243,531

TOTAL ASSETS	$375,487	$355,349

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 6)	$16,928	$17,676
Tax liabilities (note 12)	9,366	5,740
Lease liabilities	68	116
Debt (note 7)	-	13,393
Total current liabilities	26,362	36,925

Non-current liabilities
Lease liabilities	242	260
Deferred income tax liability	3,845	382
Debt (note 7)	-	36,198
Reclamation and closure provision (note 8)	5,463	4,590
Total non-current liabilities	9,550	41,430
Total liabilities	35,912	78,355

Shareholders' equity
Capital stock (note 15)	406,105	405,811
Share-based payment reserve (note 15)	12,073	10,945
Foreign currency translation reserve	(3,538)	(13,793)
Deficit	(75,065)	(125,969)
Total shareholders' equity	339,575	276,994

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$375,487	$355,349

Nature of operations (note 1)

Commitments (note 17)

Subsequent event (note 18)

Approved by the Board and authorized for issue on August 9, 2023:

"N. Eric Fier"	Director	"John H. Wright"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30,

	Three months ended		Six months ended
	2023	2022	2023	2022

Revenue (note 9)	$61,999	$-	$119,982	$-
Cost of sales (note 10)	(23,706)	-	(46,083)	-
Mine operating income	38,293	-	73,899	-

Expenses
General and administrative expenses (note 11)	$(3,043)	$(1,520)	$(5,858)	$(3,172)
Exploration and evaluation expenditures	(151)	(1,635)	(377)	(3,389)
Share-based compensation recovery (expense) (note 14 and 15)	162	41	(556)	(379)
	(3,032)	(3,114)	(6,791)	(6,940)
Other income (expense)
Foreign exchange (loss) gain (note 17)	(8,641)	12,025	(7,522)	6,725
Interest and finance expense (note 13)	(668)	(66)	(2,037)	(127)
Interest and investment income	1,133	760	1,905	1,143
Income before income taxes	27,085	9,605	59,454	801

Income tax (expense) recovery (note 12)	(3,383)	-	(8,587)	57
Income for the period	$23,702	$9,605	$50,867	$858

Other comprehensive income (loss)
Foreign currency translation adjustment	9,926	(12,832)	10,255	(6,833)
Comprehensive income (loss) for the period	$33,628	$(3,227)	$61,122	$(5,975)

Basic income per common share	$0.16	$0.07	$0.35	$0.01
Diluted income per common share	$0.16	$0.06	$0.34	$0.01

Weighted average number of common shares outstanding
Basic	147,231	145,949	147,216	145,828
Diluted	150,867	152,114	150,511	152,062

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	4

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) FOR THE THREE AND SIX MONTHS ENDED JUNE 30,

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$23,702	$9,605	$50,867	$858
Adjustments for:
Depreciation and depletion (note 5)	5,008	14	9,075	29
Foreign exchange (gain) loss, unrealized	15,572	(6,549)	13,943	(3,163)
Income tax expense (recovery)	3,383	-	8,587	(57)
Income taxes paid	-	-	(987)	-
Interest and finance expense (note 13)	649	66	1,998	127
Interest and investment income	(1,133)	(760)	(1,905)	(1,143)
Share-based compensation	294	46	1,414	597
Cash flow provided by operating activities before changes in non-cash working capital items	47,475	2,422	82,992	(2,752)
Changes in non-cash working capital items:
Accounts receivable	50	(6)	35	4
Value-added taxes receivable	5,475	(546)	1,433	(3,059)
Inventories	(997)	(7,260)	3,183	(7,260)
Prepaids and deposits	1,510	1,239	1,271	1,068
Accounts payable and accrued liabilities	(788)	(588)	(11,684)	(1,275)
Tax liabilities	1,083	-	3,551	-
Net cash (used in) provided by operating activities	53,808	(4,739)	80,781	(13,274)

CASH FLOWS FROM INVESTING ACTIVITIES
Bullion	(3,981)	-	(5,791)	-
Interest and investment income received	1,363	698	2,084	1,055
Expenditures on mineral property, plant, and equipment	(12,919)	(21,610)	(20,849)	(39,047)
Net cash used in investing activities	(15,537)	(20,912)	(24,556)	(37,992)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	-	362	179	854
Loan prepayments	(25,000)	-	(50,000)	-
Loan interest payments	(455)	(1,923)	(1,532)	(3,824)
Payment of lease liabilities	(28)	(39)	(71)	(79)
Net cash used in financing activities	(25,483)	(1,600)	(51,424)	(3,049)

Effect of foreign exchange on cash and cash equivalents	(5,140)	(6,181)	(2,149)	(3,619)

Change in cash and cash equivalents, during the period	7,648	(33,432)	2,652	(57,934)
Cash and cash equivalents, beginning of the period	45,765	152,013	50,761	176,515
Cash and cash equivalents, end of the period	$53,413	$118,581	$53,413	$118,581

Cash and cash equivalents is represented by:
Cash	$53,413	$87,534	$53,413	$87,534
Cash equivalents	-	31,047	-	31,047
Total cash and cash equivalents	$53,413	$118,581	$53,413	$118,581

Non-cash investing activities
Capitalized to mineral property, plant, and equipment
Transfers to inventories	$-	$(8,277)	$-	$(8,277)
Accounts payable and accrued liabilities	$3,747	$4,404	$3,747	$4,404
Depreciation and depletion (note 5)	$145	$670	$167	$1,234
Loan interest accretion	$-	$1,107	$-	$1,303
Share-based compensation	$11	$418	$191	$914
Interest on lease liabilities	$-	$4	$1	$8
Change in reclamation and closure provision	$-	$(93)	$-	$(146)

Supplementary cash flow information	June 30, 2023	March 31, 2023	June 30, 2023	December 31, 2022
Mineral property, plant, and equipment in accounts payable and accrued liabilities	$3,747	$4,498	$3,747	$3,350

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	5

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS; SHARES IN THOUSANDS)

	Capital stock		Share-based	Foreign currency
			payment	translation
	Number	Amount	reserve	reserve	Deficit	Total

Balance at December 31, 2021	145,649	$401,736	$9,782	$14,194	$(157,442)	$268,270

Stock options exercised	470	1,407	(553)	-	-	854
Stock options forfeited	-	-	(12)	-	12	-
Share-based compensation, stock options	-	-	1,545	-	-	1,545
Foreign exchange translation	-	-	-	(6,833)	-	(6,833)
Income for the period	-	-	-	-	858	858

Balance at June 30, 2022	146,119	403,143	10,762	7,361	(156,572)	264,694

Stock options exercised	1,037	2,668	(1,055)	-	-	1,613
Stock options forfeited	-	-	(160)	-	160	-
Share-based compensation, stock options	-	-	1,398	-	-	1,398
Foreign exchange translation	-	-	-	(21,154)	-	(21,154)
Income for the period	-	-	-	-	30,443	30,443

Balance at December 31, 2022	147,156	405,811	10,945	(13,793)	(125,969)	276,994

Stock options exercised (note 15)	75	294	(115)	-	-	179
Stock options forfeited (note 15)	-	-	(37)	-	37	-
Share-based compensation, stock options (note 15)	-	-	1,280	-	-	1,280
Foreign exchange translation	-	-	-	10,255	-	10,255
Income for the period	-	-	-	-	50,867	50,867

Balance at June 30, 2023	147,231	$406,105	$12,073	$(3,538)	$(75,065)	$339,575

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	6

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

1. NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals producer headquartered in Vancouver, British Columbia. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange ("TSX") under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's principal focus is its Las Chispas Operation, located in Sonora, Mexico.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2022, which include information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies, use of judgments and estimation methods were presented in notes 2 and 3, respectively, of those consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on August 9, 2023.

Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiaries, all of which are wholly owned. There has been no change to the Company's subsidiaries since December 31, 2022. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control.

The Company's principal subsidiary at June 30, 2023 was the wholly-owned Compañía Minera La Llamarada, S.A. de C.V. located in Mexico whose principal project and purpose is ownership and operation of the Las Chispas Operation.

Intercompany assets, liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

3. BULLION

Gold and silver bullion

During the six months ended June 30, 2023, the Company purchased gold and silver bullion from a bullion bank to hold as treasury assets in accordance with its liquidity management policies.

Bullion is initially recorded at cost on acquisition and subsequently measured at fair value at the end of each reporting period. Changes in the fair value are recognized in the period the changes occur. These changes are recorded to interest and investment income in the consolidated statements of income and comprehensive income (loss).

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

3. BULLION (continued)

Gold and silver bullion (continued)

As at June 30, 2023, the Company held gold bullion with a total cost of $2,367 and a fair market value of $2,265 and silver bullion with a total cost of $3,493 and a fair market value of $3,369.

Bullion call options

During the six months ended June 30, 2023, the Company sold call options. Call options are instruments that give the option holder the right, but not the obligation, to purchase gold or silver at an agreed upon price in the future. The Company receives an option premium in cash on selling the option, which is recorded as either an asset or a liability. The value of the option is remeasured using the Black-Scholes option pricing model at each reporting date, with gains or losses recorded as interest and other investment income, along with a corresponding increase to the derivative liability.

4. INVENTORIES

The Company's inventories related to the Las Chispas Operation were comprised of the following:

	June 30, 2023	December 31, 2022
Stockpiled ore	$27,648	$25,669
Work-in-process	3,456	4,353
Finished goods	8,119	4,897
Materials and supplies	7,389	5,284
Total inventories	$46,612	$40,203

At June 30, 2023, $8,093 (December 31, 2022 - $3,747) of depreciation and depletion and $890 (December 31, 2022 - $870) of share-based compensation was included in inventories. The Company did not hold any non-current inventories.

During the six months ended June 30, 2023, the Company expensed $43,057 (June 30, 2022 - $Nil) of inventories to cost of sales.

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

5. MINERAL PROPERTY, PLANT, AND EQUIPMENT

	Property, plant, and equipment	Construction in progress	Mineral property(1)	Exploration and evaluation assets	Total
Cost
At December 31, 2021	$18,817	$84,283	$62,285	$2,488	$167,873
Additions	22,458	2,257	58,006	-	82,721
Transfers	83,179	(83,179)	-	-	-
Transfers to inventory	-	-	(13,655)	-	(13,655)
At December 31, 2022	124,454	3,361	106,636	2,488	236,939
Additions	1,324	2,873	17,839	-	22,036
Transfers and reclassifications	1,963	(2,154)	-	-	(191)
At June 30, 2023	$127,741	$4,080	$124,475	$2,488	$258,784

Accumulated depreciation and depletion
At December 31, 2021	$(2,187)	$-	$-	$-	$(2,187)
Depreciation and depletion for the year(2)(3)	(5,118)	-	(1,536)	-	(6,654)
At December 31, 2022	(7,305)	-	(1,536)	-	(8,841)
Depreciation and depletion for the period(2)(3)	(8,013)	-	(5,578)	-	(13,591)
At June 30, 2023	$(15,318)	$-	$(7,114)	$-	$(22,432)

Carrying amounts
At December 31, 2022	$117,149	$3,361	$105,100	$2,488	$228,098
At June 30, 2023	$112,423	$4,080	$117,361	$2,488	$236,352

(1) Mineral property relates to the producing Las Chispas Operation.

(2) Depreciation and depletion related to the production of mineral inventory is initially capitalized as inventories and subsequently expensed as cost of sales, when sold. During the six months ended June 30, 2023, the Company recorded $9,035 (June 30, 2022 - $Nil) of depreciation and depletion in cost of sales, which included amounts capitalized in 2022.

(3) Depreciation related to the development of the Las Chispas Mine is capitalized to mineral property.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2023	December 31, 2022
Trade payables	$3,293	$5,612
Accrued liabilities	8,241	8,954
Payroll related liabilities	2,007	728
Share unit accrued liabilities	3,387	2,382
Accounts payable and accrued liabilities	$16,928	$17,676

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

7. DEBT

A summary of debt transactions is as follows:

	Six months ended	Year ended
Term Facility	June 30, 2023	December 31, 2022
Balance, beginning of period (year)	$49,591	$-
Drawdown	-	50,000
Transaction costs	-	(417)
Accretion	409	8
Interest expense	1,030	354
Interest payments	(1,030)	(354)
Debt repayment	(50,000)	-
Balance, end of period (year)	$-	$49,591

Total debt	$-	$49,591
Less: current portion	-	(13,393)
Long-term debt	$-	$36,198

Credit Facility

On November 29, 2022, the Company refinanced its 2020 secured project financing facility (the "Project Financing Facility") with a new $120,000 senior secured credit facility (the "Credit Facility") through a syndicate of two banks. The Credit Facility includes a $50,000 term facility ("Term Facility") with a maturity date of November 28, 2025 and a $70,000 revolving facility ("Revolving Facility") with a maturity date of November 27, 2026. On closing of the Credit Facility, the Company fully drew the $50,000 Term Facility and used $40,000 of available cash to repay the previously outstanding $90,000 Project Financing Facility.

During the six months ended June 30, 2023, the Company voluntarily prepaid the full $50,000 Term Facility principal. As of June 30, 2023, there had been no draws on the Revolving Facility. The Revolving Facility of $70,000 will be available to the Company until November 27, 2026, for general corporate purposes and working capital (funds available to meet current, short-term obligations), subject to customary terms and conditions.

The Revolving facility bears interest, and the Term Facility when outstanding bore interest, at a rate based initially on an adjusted Term secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR"), plus an applicable margin ranging from 2.50% to 3.75%. The Term SOFR margin was set at 3.00% until June 30, 2023.  The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.5625% to 0.8428% per annum.

All debt under the Credit Facility is guaranteed by the Company and its subsidiaries and secured by the assets of the Company and NorCrest Metals Inc. (a subsidiary of the Company) and pledges of the securities of the Company's subsidiaries. The Credit Facility includes certain financial and non-financial covenants and at June 30, 2023, the Company was in compliance with all covenants.

8. RECLAMATION AND CLOSURE PROVISION

Changes to the reclamation and closure provision related to the Las Chispas Operation were as follows:

	June 30, 2023	December 31, 2022
Balance, beginning of period (year)	$4,590	$2,713
Increase in estimated cash flows resulting from current activities	-	2,566
Changes in estimate	650	(932)
Accretion	223	243
Balance, end of period (year)	$5,463	$4,590

10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

8. RECLAMATION AND CLOSURE PROVISION (continued)

The reclamation and closure cost provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

         The discount rate used in discounting the estimated reclamation and closure cost provision was 8.9% (December 31, 2022 - 8.9%) during the six months ended June 30, 2023 and is a risk-free rate based on the Bank of Mexico's 10 year bond rate.
          The majority of the expenditures are expected to occur in 2031 and 2032.
        A 1% change in the discount rate would result in an approximate $400 increase or $600 decrease in the provision, while holding other assumptions consistent.

The undiscounted value of the reclamation and closure provision is estimated to be $12,707 (December 31, 2022 - $11,158) which is calculated using a long-term inflation rate assumption of 4.6% (December 31, 2022 - 4.6%).

9. REVENUE

The Company did not have any revenue prior to the third quarter of 2022. During the six months ended June 30, 2023, the Company had revenue of $119,982 from the sale of 27,600 gold ounces and 2.8 million silver ounces to three customers.

	Three months ended June 30, 2023	Six months ended June 30, 2023
Gold	$26,680	$53,356
Silver	35,319	66,626
Revenue	$61,999	$119,982

Customer A	6,611	8,411
Customer B	25,082	74,538
Customer C	30,306	37,033
Revenue	$61,999	$119,982

10. COST OF SALES

The Company did not have any cost of sales prior to the third quarter of 2022. Cost of sales were:

	Three months ended June 30, 2023	Six months ended June 30, 2023
Mine	$9,287	$17,461
Plant	5,691	10,865
Indirect	2,867	5,351
Production costs	$17,845	$33,677
Changes in inventories	(877)	29
Refining and transportation costs	736	1,648
Depletion and depreciation	4,990	9,035
Extraordinary mining duty	314	608
Site share-based compensation	455	843
Other	243	243
Cost of sales	$23,706	$46,083

11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

10. COST OF SALES (continued)

Production costs and changes in inventories by nature of expense were:

	Three months ended June 30, 2023	Six months ended June 30, 2023
Salaries and benefits	$2,234	$4,392
Consultants and contractors	7,507	14,219
Utilities and other services	968	2,017
Supplies and consumables	4,008	9,106
Maintenance and mechanical	1,656	2,869
Office and other supplies	594	1,103
Production costs & changes in inventories	$16,967	$33,706

11. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
General and administrative	$1,761	$559	$3,116	$1,154
Marketing	129	160	282	314
Professional fees	330	246	786	501
Remuneration	823	555	1,674	1,203
General and administrative expenses	$3,043	$1,520	$5,858	$3,172

12. INCOME TAX

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Income tax expense (recovery) at statutory rate of 27%	$7,313	$-	$16,052	$(57)
7.5% special mining duty	2,717	-	5,200	-
Change in permanent differences	3,279	-	17	-
Change in unrecognized temporary differences and other	(9,926)	-	(12,682)	-
Income tax expense (recovery)	$3,383	$-	$8,587	$(57)

Income taxes were comprised of:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Current income tax expense (recovery)	$2,717	$-	$5,200	$(57)
Deferred income tax expense	666	-	3,387	-
Income tax expense (recovery)	$3,383	$-	$8,587	$(57)

The majority of tax liabilities is accrued withholding tax on interest charged on intercompany loan balances and 7.5% special mining duty.

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

13. INTEREST AND FINANCE EXPENSE

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Interest expense - debt (note 7)	$526	$-	$1,765	$-
Accretion of reclamation and closure provision (note 8)	116	62	223	117
Other financing costs	26	4	49	10
Interest and finance expense	$668	$66	$2,037	$127

14. RELATED PARTY TRANSACTIONS

Professional fees

The Company had the following transactions with a law firm of which the Company's Corporate Secretary is a partner.

	Six months ended June 30, 2023	Six months ended June 30, 2022
Professional fees - expense	$92	$68

	June 30, 2023	December 31, 2022
Payable to Koffman Kalef LLP	$20	$12

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and comprise the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2022
Salaries, short-term incentives, management fees, and directors' fees (1)	$1,689	$750
Share-based compensation(2)	612	656
	$2,301	$1,406

(1) Salaries, short-term incentives, management fees, and directors' fees include remuneration and short-term benefits paid to the President, CFO, COO, and directors. The management fees were paid to a company controlled by the CEO.

(2) Share-based compensation includes amounts recorded for stock options and share units. Please see note 15 for further details.

Other transactions

● The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

	Six months ended June 30, 2023	Six months ended June 30, 2022
Costs allocated to Goldsource	$48	$40

	June 30, 2023	December 31, 2022
Receivable from Goldsource	$12	$19

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

15. CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of June 30, 2023, the Company had 147,231,264 common shares and no preferred shares outstanding.

During the six months ended June 30, 2023, the Company issued 75,000 common shares at C$3.24 per share for gross proceeds of $179 upon the exercise of stock options.

In 2022, the Company issued 1,507,500 common shares at prices ranging from C$1.84 per share to C$8.24 per share for gross proceeds of $2,467 upon the exercise of stock options.

Stock options

The Company has a "rolling 5.5%" stock option plan, which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 5.5% of the then issued and outstanding common shares.

A summary of the Company's stock option transactions during the period (year) is as follows:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of	Weighted average	Number of	Weighted average
	options	exercised price (C$)	options	exercised price (C$)
Outstanding, beginning of period (year)	5,560,450	$7.87	6,216,700	$6.37
Granted	-	-	944,500	8.86
Exercised*	(75,000)	3.24	(1,507,500)	2.13
Forfeited	(18,000)	10.57	(93,250)	10.66
Outstanding, end of period (year)	5,467,450	$7.92	5,560,450	$7.87

*During the six months ended June 30, 2023, the weighted average market value of the Company's shares at the dates of exercise was C$7.64 (December 31, 2022 - C$9.14).

During 2022, the Company granted 944,500 stock options to certain employees, a consultant, and directors with exercise prices ranging from C$7.31 to C$11.14 and expiring five years from the grant date. 157,000 options granted in 2022 to a consultant vest over a 32-month period with 50% of the options vesting after each of 20 months and 32 months after the grant date, respectively. The remaining options vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively.

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

15. CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable as of June 30, 2023 are as follows:

		Options outstanding		Options exercisable
	Exercise	Number of shares	Remaining life	Number of shares
Expiry date	price (C$)	issuable on exercise	(years)	issuable on exercise
December 14, 2023	$3.24	1,160,000	0.46	1,160,000
May 30, 2024	$4.54	110,250	0.92	110,250
September 4, 2024	$8.21	836,250	1.18	836,250
December 19, 2024	$8.24	740,450	1.47	740,450
September 14, 2025	$12.53	125,000	2.21	83,332
November 11, 2025	$12.63	25,000	2.37	16,666
December 7, 2025	$11.22	50,000	2.44	33,334
February 25, 2026	$10.87	704,000	2.66	469,342
July 26, 2026	$9.97	100,000	3.07	33,333
August 3, 2026	$10.80	37,500	3.10	12,498
December 21, 2026	$9.79	634,500	3.48	211,498
April 1, 2027	$11.14	70,000	3.76	23,333
May 2, 2027	$9.69	157,000	3.84	-
July 11, 2027	$7.31	25,000	4.03	-
December 16, 2027	$8.50	692,500	4.47	-
		5,467,450		3,730,286

The weighted average remaining life of options outstanding is 2.15 years.

Share-based compensation

The fair value of options granted during 2022 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

Year ended December 31, 2022
Expected option life (years)	3.48
Expected volatility	55.35%
Expected dividend yield	-
Risk-free interest rate	3.10%
Expected forfeiture rate	1.00%
Fair value per option (C$)	$3.72
Total fair value	$2,701

15

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

15. CAPITAL STOCK (continued)

Share-based compensation (continued)

A summary of the Company's share-based compensation for options vested during the period is as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2022
Share-based compensation expense	$563	$520
Share-based compensation recorded to inventories	534	-
Exploration and evaluation expenditures	15	195
Mineral property, plant, and equipment additions	168	830
Total share-based compensation on vested options	$1,280	$1,545

Share-based compensation expense
Share-based compensation expense - stock options	$563	$520
Share-based compensation expense (recovery) - deferred share units	(58)	(195)
Share-based compensation expense - restricted share units	111	54
Share-based compensation expense (recovery) - performance share units	(60)	-
Total, share-based compensation expense	$556	$379

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation. At the time that stock options are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Six months ended June 30, 2023	Year ended December 31, 2022
Balance, beginning of period (year)	$10,945	$9,782
Share-based compensation, stock options	1,280	2,943
Stock options exercised, reallocated to capital stock	(115)	(1,608)
Stock options forfeited, reallocated to deficit	(37)	(172)
Balance, end of period (year)	$12,073	$10,945

16

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

15. CAPITAL STOCK (continued)

Deferred share units ("DSUs")

A summary of the Company's DSU transactions, shown in number of DSUs, during the period (year) is as follows:

	Six months ended June 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	228,000	156,500
Granted(1)	-	96,000
Vested and settled in cash(2)	-	(24,500)
Outstanding, end of period (year)	228,000	228,000

(1) All DSUs were granted to independent directors of the Company.

(2) During 2022, 24,500 DSUs were settled in cash totalling $218 upon the retirement of a director.

The following table summarizes the change in the accrued DSU liability:

	Six months ended June 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	$1,364	$1,234
Settlement of DSUs during the period (year)	-	(218)
Change in accrued DSU liability(1)	(58)	430
Effect of foreign currency translation	30	(82)
Outstanding, end of period (year)(2)	$1,336	$1,364

(1) Change in accrued DSU liability was recorded as share-based compensation expense (recovery).

(2) As at June 30, 2023, the market value of the Company's common shares was C$7.76 (December 31, 2022 - C$8.10).

Restricted share units ("RSUs")

A summary of the Company's RSU transactions, shown in number of RSUs, during the period (year) is as follows:

	Six months ended June 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	249,498	83,500
Granted(1)(2)	-	195,500
Vested and settled in cash	-	(27,002)
Forfeited	(2,666)	(2,500)
Outstanding, end of period (year)	246,832	249,498

(1) RSUs were granted to certain employees, consultants, and directors of the Company.

(2) During 2022, 13,000 RSUs were granted to a consultant and vest over a 32-month period with 50% of the RSUs vesting after each of 20 months and 32 months after the grant date respectively. The remaining RSUs granted during 2022 vest over a 3-year period with 1/3 of the RSUs vesting after each of one year, two years, and three years after the grant date, respectively.

17

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

15. CAPITAL STOCK (continued)

RSUs (continued)

The following table summarizes the change in the accrued RSU liability:

	Six months ended June 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	$254	$11
Settlement of RSUs during the period (year)	-	(175)
Liability of forfeited RSUs(1)	(5)	(6)
Change in accrued RSU liability(1)	331	435
Effect of foreign currency translation	11	(11)
Outstanding, end of period (year)(2)	$591	$254

(1) During the six months ended June 30, 2023, the Company recorded net share-based compensation of $326 (June 30, 2022 - $161), including an expense of $111 (June 30, 2022 - $54), inventories costs of $163 (June 30, 2022 - $Nil), exploration and evaluation expenditures of $5 (June 30, 2022 - $23), and mineral property, plant, and equipment cost of $47 (June 30, 2022 - $84).

(3) As at June 30, 2023, the market value of the Company's common shares was C$7.76 (December 31, 2022 - C$8.10).

Performance share units ("PSUs")

Six months ended June 30, 2023

During the six months ended June 30, 2023, the Company issued 61,875 (2022 – Nil) PSUs to executive officers of the Company in relation to the successful ramp-up of the Las Chispas processing plant which vest on December 31, 2023. During the six months ended June 30, 2023, the Company also settled 82,500 PSUs in cash totalling $536 which were granted and settled based on completion of construction of the Las Chispas Mine.

Year ended December 31, 2022

During 2022, the Company issued 173,750 PSUs to executive officers of the Company, with 82,500 PSUs being in relation to the completion of construction of the Las Chispas Operation, to vest on June 1, 2023. The remaining 91,250 PSUs were granted as part of executive officers long-term incentive plans. Vesting of these PSUs on the third anniversary of the grant date may range from 0% to 200% of the number of PSUs granted based on relative total shareholder return against a designated peer group of companies over a three-year performance period.

The following table summarizes the change in the accrued PSU liability:

	Six months ended June 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	$764	$-
Settlement of PSUs during the period (year)	(536)	-
Share-based compensation for PSUs(1)	53	795
Effect of foreign currency translation	10	(31)
Outstanding, end of period (year)(2)	$291	$764

(1) During the six months ended June 30, 2023, the Company recorded share-based compensation of $53 (2022 - $Nil), including a recovery of $60 (2022 - $Nil), inventories costs of $141 (2022 - $Nil), exploration and evaluation expenditures recovery of $4 (2022 - $Nil) and mineral property, plant, and equipment recovery of $24 (2022 - $Nil).

(2) As at June 30, 2023, the market value of the Company's common shares was C$7.76 (December 31, 2022 - C$8.10).

18

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

16. SEGMENTED INFORMATION

During the three and six months ended June 30, 2023, the Company had one operating segment: the Las Chispas Operation. Corporate includes the corporate team that provides administrative, technical, financial, and other support to the Company's business units. During the three and six months ended June 30, 2022, the Company had two operating segments: the Las Chispas Operation and El Picacho Property ("Picacho"), which is in the exploration phase. During the three and six months ended June 30, 2023, Picacho was included under Corporate.

Significant information relating to the Company's reportable operating segments during the three and six months ended June 30, 2023 and 2022 is summarized below:

		Las Chispas	Corporate	Total
Revenue for the three months ended June 30, 2023		$61,999	$-	$61,999
Income (loss) for the three months ended June 30, 2023		$34,486	$(10,784)	$23,702

Capital additions during the three months ended June 30, 2023
Mineral property		$10,089	$-	$10,089
Plant and equipment		2,581	-	2,581
Total capital additions		$12,670	$-	$12,670

	Picacho	Las Chispas	Corporate	Total
Income (loss) for the three months ended June 30, 2022	$(1,613)	$(61)	$11,279	$9,605

Capital additions during the three months ended June 30, 2022
Mineral property	$-	$3,841	$-	$3,841
Plant and equipment	-	10,328	-	10,328
Total capital additions	$-	$14,169	$-	$14,169

	Las Chispas	Corporate	Total
Revenue for the six months ended June 30, 2023	$119,982	$-	$119,982
Income (loss) for the six months ended June 30, 2023	$66,692	$(15,825)	$50,867

Capital additions during the six months ended June 30, 2023
Mineral property	$17,839	$-	$17,839
Plant and equipment	4,197	-	4,197
Total capital additions	$22,036	$-	$22,036

	Picacho	Las Chispas	Corporate	Total
Income (loss) for the six months ended June 30, 2022	$(3,322)	$(117)	$4,297	$858

Capital additions during the six months ended June 30, 2022
Mineral property	$-	$17,944	$-	$17,944
Plant and equipment	-	17,624	-	17,624
Total capital additions	$-	$35,568	$-	$35,568

	Las Chispas	Corporate	Total
As at June 30, 2023
Total assets	$311,714	$63,773	$375,487
Total liabilities	$24,442	$11,470	$35,912

	Picacho	Las Chispas	Corporate	Total
As at December 31, 2022
Total assets	$2,489	$283,358	$69,502	$355,349
Total liabilities	$269	$64,952	$13,134	$78,355

19

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity, foreign currency, credit, commodity price, and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents and bullion are invested in business accounts or stored with quality financial institutions and are available on demand to fund the Company's operations.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual cash flows of the Company's financial liabilities and operating and capital commitments, shown in contractual undiscounted cash flows, at June 30, 2023:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$16,928	$-	$-	$-	$16,928
Tax liabilities	9,366	-	-	-	9,366
Lease liabilities(1)	71	140	92	100	403
Reclamation and closure provision(1)	-	-	-	12,707	12,707
TOTAL	$26,365	$140	$92	$12,807	$39,404

(1) Estimated undiscounted cash flows.

Liquidity risk

The Company believes its cash and cash equivalents at June 30, 2023 of $53,413, bullion of $5,634, undrawn $70,000 Revolving Facility, and continuing revenue and profitable operations are sufficient to settle its commitments through the next 12 months.

Foreign currency risk

The Company operates in Canada and Mexico and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and therefore the Company is exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
June 30, 2023
Cash and cash equivalents	$31,293	$1,493	$32,786
Accounts receivable	98	21	119
Value-added taxes receivable	-	29,942	29,942
Total financial assets	31,391	31,456	62,847
Less: accounts payable and accrued liabilities	(112)	(5,086)	(5,198)
Net financial assets	$31,279	$26,370	$57,649

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against Mexican pesos ("MX$"). With all other variables held constant, a 1% change in C$ against US$ or US$ against MX$ would result in the following impact on the Company's net income for the year:

June 30, 2023
C$/US$ exchange rate - increase/decrease 1%	$313
US$/MX$ exchange rate - increase/decrease 1%	$264

20

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and bullion with high-credit quality financial institutions. From time to time, the Company will have certain liquid financial assets on deposit with or held by multiple high-credit quality financial institutions as a risk mitigation practice. The Company's cash and cash equivalents are on deposit with The Bank of Montreal ("BMO") in Canada and Bank of Nova Scotia in Mexico and bullion is stored with BMO in Canada. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high-credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company's maximum credit exposure.

Precious metal price risk

The Company is exposed to price risk on precious metals that impact the valuation of the Company's derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company's control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company's financial position, income, and cash flows.

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises primarily from the interest rate impact on its cash and cash equivalents. The Company's cash and cash equivalents are held or invested in highly liquid accounts with both floating and fixed rates of interest, in order to achieve a satisfactory return for shareholders.

At June 30, 2023, the weighted average interest rate earned on the Company's interest bearing cash and cash equivalents was 5.39%. With all other variables unchanged, a one percentage point change in interest rates would result in approximately a $322 increase/decrease in the Company's income and comprehensive income (loss), annually.

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and tax liabilities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The level of measurement for each financial instrument is determined by the lowest level of significant inputs.

The carrying value of accounts receivable, accounts payable and accrued liabilities (except as noted), and tax liabilities approximate their fair values due to the short-term nature of these instruments. In relation to the Company's SU plan (note 15), the Company recorded the fair value of SUs in accounts payable and accrued liabilities. The Company also recorded a derivative liability on its call options (note 3) in accounts payable and accrued liabilities. Both of these items are measured using level 2 inputs.

21

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
SIX MONTHS ENDED JUNE 30, 2023

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The following table summarizes the carrying value and fair value, by level, of the Company's financial instruments. It does not include fair value information for financial instruments not measured at fair value if the carrying amount reasonably approximates the fair value because of their short-term nature.

	Carrying value		Fair value
	Fair value through
	profit and loss	Amortized cost	Level 1	Level 2	Level 3
June 30, 2023
Financial assets
Accounts receivable	$-	$138	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(2,294)	(14,634)	-	(2,294)	-
Net financial instruments	$(2,294)	$(14,496)	$-	$(2,294)	$-

December 31, 2022
Financial assets
Accounts receivable	$-	$179	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(2,382)	(15,294)	-	(2,382)	-
Debt	-	(49,591)	-	-	(49,591)
Net financial instruments	$(2,382)	$(64,706)	$-	$(2,382)	$(49,591)

18. SUBSEQUENT EVENTS

Subsequent to June 30, 2023, the Company announced the results of an Updated Independent Technical Report for the Las Chispas Operation.

22